SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of May, 2003

                             Polyair Inter Pack Inc.
                (Translation of registrant's name into English)

                   258 Attwell Drive, Toronto, Ontario M9W 5B2
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Included in this Report on Form 6-k:


PRESS RELEASE May 5, 2003
PRESS RELEASE May 8, 2003
PRESS RELEASE May 14, 2003
QUALIFYING ISSUER CERTIFICATE

PRESS RELEASE
May 5, 2003

            POLYAIR INTER PACK INC. ACQUIRES JACUZZI POOL BUSINESSES
      - Acquisition of Above Ground Pools, Swimming Pool Pumps and Filters
                           Increases Revenue by 50% -

TORONTO, Ontario, May 5, 2003 -- Polyair Inter Pack Inc., announces that its Cantar Pool Products Group has entered into an agreement to acquire the swimming pool and pool equipment assets from Jacuzzi Inc. and Jacuzzi Leisure Products Inc. The assets include the Atlantic Pools trade names and other brand names as well as related accounts receivable, inventory and machinery together with a license to use the Jacuzzi(R) trade mark on certain products. Also included in the transaction was a building lease in Montreal and a Toronto plant and offices related to the acquired assets. The transaction is expected to close within the next 10 days.

The purchase price of US$41.2 Million (subject to adjustment) will be financed through Polyair's operating Lines of Credit and the issuance of a convertible note to the Seller to purchase 598,802 shares of Polyair Inter Pack Inc. stock at a price of US $8.35.

Revenue improvement and more

In the last full fiscal year, the acquired businesses generated annual revenues of approximately US $55 million from sales in North America and Europe.

"This strategic acquisition establishes our Pool Products Group as a more formidable participant in the North America swimming pool industry," Cantar President Gary Crandall said, referring to an expanded product line and the addition of recognized brand names. Polyair Inter Pack Inc. (www.polyair.com and www.cantar.com) manufactures separate lines of protective packaging products and swimming pools products, which are sold through a network of some 3,000 distributors located across North America. The Company currently operates ten manufacturing facilities, seven of which are based in the United States where the company generates approximately 86% of its annual sales. Shares in Polyair Inter Pack are publicly traded on the Toronto and American Stock Exchanges under the symbol "PPK".

Certain information included in this news release contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and the success of current product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of Polyair Inter Pack Inc.

For further information contact:
Tom Caden or Dian Griesel Wendy Smith
The Investors Relations Group Shareholder Administrator
Phone: (212) 825-3210 Phone: (416) 740-2687
Email: theproteam@aol.com Email: wsmith@polyair.com

PRESS RELEASE
May 8, 2003

JACUZZI POOL BUSINESS ACQUISITION COMPLETED

TORONTO, Ontario, May 8, 2003 -- Polyair Inter Pack Inc. announced today that its Cantar Pool Products Group has completed the previously announced purchase of the swimming pool and pool equipment assets from Jacuzzi Inc. and Jacuzzi Leisure Products Inc. The assets include the Atlantic Pools trade names and other brand names as well as related accounts receivable, inventory, machinery, land and building together with a license to use the Jacuzzi(R) trade mark on certain products.

The purchase price of US$41.2 Million (subject to adjustment) will be financed through Polyair's operating Lines of Credit and the issuance of a six-year 6% note to the Seller convertible into 598,802 shares of Polyair Inter Pack Inc. stock at a price per share of US $8.35. In evaluating the purchase price, Polyair allocated US $40.9 million to the purchased accounts receivable and inventory and the balance to the fixed assets. As the effective period for the transaction is March 29, 2003, Polyair will have the benefit of earnings for April 2003. Based on historical performance of the purchased business, management expects the acquisition to be accretive to earnings.

In its last full fiscal year, the acquired business generated annual revenues of approximately US $55 million from sales in North America and Europe. In addition, the company will assume ownership of a 255,000 sq. ft. facility in Toronto and a 63,000 sq. ft. leased facility in Montreal. The combined facilities will employ on a seasonal basis approximately 300 people, which in combination with the current workforce at Polyair Inter Pack Inc. will result in a total workforce of approximately 1,200 employees.

Jacuzzi has been a preferred supplier to Cantar since 1996. Cantar President, Mr. Crandall said "we believe this acquisition is an ideal opportunity to expand our pool product line, widen our customer base and increase our market share". Mr. Crandall further stated that Cantar will intensify its marketing effort, focus on product development and innovation and expand the purchased business' product lines.

Polyair Inter Pack Inc. (www.polyair.com and www.cantar.com) manufactures separate lines of protective packaging products and swimming pools products, which are sold through a network of some 3,000 distributors located across North America. The Company currently operates ten manufacturing facilities, seven of which are based in the United States where the company generates approximately 86% of its annual sales. Shares in Polyair Inter Pack are publicly traded on the Toronto and American Stock Exchanges under the symbol "PPK".

Certain information included in this news release contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and the success of current product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of Polyair Inter Pack Inc.

For further information contact:
Tom Caden or Dian Griesel Wendy Smith
The Investors Relations Group Shareholder Administrator
Phone: (212) 825-3210 Phone: (416) 740-2687
Email: theproteam@aol.com Email: wsmith@polyair.com

PRESS RELEASE
May 14, 2003

POLYAIR INTER PACK LAUNCHES NEW PRODUCT LINE
Joint Venture Extends Market Presence for Polyair

TORONTO, Ontario, May 14, 2003 - Polyair Inter Pack Inc. (TSE and AMEX - "PPK"), and Palziv Cross-Linked Foam Solutions, a subsidiary of Ein-Hanaziv Palziv Ltd., of Israel, today announced that their joint venture company, PXL Crosslinked Foam Corporation (PXL), has started production at their Cobourg, Ontario, Canada facility.

PXL manufactures cross-linked bun foam, in a bun form, which is a blend of special polymeric materials used in a wide variety of applications, primarily in the automotive, leisure, medical and footwear industries.

The joint venture company, which is equally financed and owned by Polyair Inter Pack Inc. and Palziv Cross-Linked Foam Solutions, combines Polyair's established North American distribution base and Palziv's long-standing manufacturing and product development expertise. The company's Cobourg manufacturing site is the first of its kind in this region of North America and the company is expected to achieve a significant share of market in Canada and The USA.

About the joint venture partners

Palziv Cross-Linked Foam Solutions (www.palziv.com) is a successful manufacturer and marketer of cross-link foam with 20 years experience and with an established customer base in Western Europe and the Middle East.

Polyair Inter Pack Inc. (www.polyair.com and www.cantar.com) manufactures protective packaging and swimming pool products, which are sold through a network of some 3,000 distributors across North America. Polyair operates twelve manufacturing facilities, seven of which are based in the United States where in the last fiscal year, the company generates approximately 86% of its annual sales. The shares are traded on the Toronto and The American Stock Exchange under the symbol "PPK".

Certain information included in this news release contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and the success of current product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of Polyair Inter Pack Inc.

For further information contact:
Tom Caden or Dian Griesel Wendy Smith
The Investors Relations Group Shareholder Administrator
Phone: (212) 825-3210 Phone: (416) 740-2687
Email: theproteam@aol.com Email: wsmith@polyair.com

QUALIFYING ISSUER CERTIFICATE


                                 FORM 45-102F2
                 Certificate under Subsection 2.7(2) or (3) of
              Multilateral Instrument 45-102 Resale of Securities

     Polyair Inter Pack Inc. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on May 8, 2003 of a U.S.$5,000,000 principal amount promissory note, convertible into 598,802 common shares of Polyair Inter Pack Inc., Polyair Inter Pack Inc. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Toronto
this 8th day of May
2003                                    POLYAIR INTERPACK INC.

                                        By: "John Foglietta"

                                        Chief Financial Officer

                                        John Foglietta

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        POLYAIR INTER PACK INC.

Date: June 27, 2003                      By:/s/JOHN FOGLIETTA
                                         John Foglietta, Chief Finacial Officer